

July 22, 2011

<u>Via Facsimile</u>
Rebecca S. Crabill
Chief Financial Officer
Monarch Community Bancorp, Inc.
375 North Willowbrook Road
Coldwater, Michigan 49036

      Re: Monarch Community Bancorp, Inc.
                Form 10-K
                Filed April 4, 2011
                Form 10-Q
                Filed May 16, 2011
                File No. 000-49814

Dear Ms. Crabill:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>December 31, 2010 Form 10-K</u>

<u>Asset Quality</u>

<u>Non-performing Assets, page 13</u>

1. In Note 5 of your financial statements, you disclose you had troubled debt restructurings of $22.2 million and $17.6 million as of December 31, 2010 and 2009 respectively. Please revise future filings and address the following related to your TDRs:

a. Disclose the amount of TDRs that were on accrual and nonaccrual status at each period end. If you accrue interest on TDRs, please:

- disclose the key factors you consider at the time a loan is restructured to determine whether the loan should accrue interest;

- tell us in detail and disclose in future filings how you determine that the loan has been restructured to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms.

b. Disclose how you measure impairment on your TDRs.

c. Disclose your policy for removing loans from TDR classification.

d. Tell us whether you modified any loans that were not accounted for as TDRs. If so, tell us how you determined that they should not be classified as a TDR. Disclose the amount of loans modified and not accounted for as TDRs during each period presented.

2. You disclose total nonaccrual loans of $14.1 million and total impaired loans of $27.9 million at December 31, 2010. Please tell us in detail and revise future filings to clearly explain the relationship between loans classified as nonaccrual or impaired. Specifically discuss why certain loans are considered impaired but are not placed on nonaccrual status.

Allowance for Loan Losses, page 14

3. You disclose that your allowance for loan loss methodology permits adjustments to any loss factor in the event that significant factors which affect the collectability of the portfolio as of the evaluation date are not reflected in the loss factors. Please revise future filings to:

a. Specify, by portfolio segment, how many years of charge-offs are included in your loss factors. Identify and discuss any changes made during the periods presented.

b. Present additional granularity regarding any adjustments made to historical losses including how current economic conditions are considered.

c. Quantify the adjustments made by loan segment for each period presented and discuss the specific facts and circumstances for why the adjustments were needed.

    d. Discuss the amount of the allowance for loan losses that is attributable to the significant factors as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.

MD&A – Critical Accounting Policies – Allowance for Loan Losses, page 37

4. In your filing, you disclose that your estimates of collateral on impaired loans are supported by appraisals when repayment of principal and interest in unlikely and that collateral value is based on outside appraisals and customized discounting criteria, if deemed necessary. Additionally, in Note 2 you disclose that you have increased emphasis on obtaining updated property valuations. Please revise future filings to disclose how often you obtain updated appraisals for impaired loans and describe in detail the adjustments you make to the appraised values and the facts and circumstances related to the adjustments.

Management Strategy, page 37

5. We note your current abbreviated disclosures regarding the topical areas of continued emphasis you plan on concentrating on related to your overall management strategy. As Management's Discussion and Analysis is intended to be a separate, yet succinct narrative analysis of historical results, but also trends and factors that may impact future operating results, we suggest you consider adding additional granularity in terms of more specific disclosures regarding the identified areas of continual emphasis you plan on focusing on in your overall effort to increase market share and profitability. In this regard, we suggest you review the current disclosures in Note 2 to the financial statements where you disclose more specific and substantive information which may be appropriate to consider incorporating in this section in future filings.

Financial Statements

Note 1 – Summary of Significant Accounting Policies – Allowance for Loan Losses, page 9

6. Please revise future filings to disclose your policy for recognizing interest income on impaired loans and how cash receipts are recorded. Refer to ASC 310-10-50-15(b).

7. Please revise future filings to discuss in detail your charge-off policies by loan segment. Specifically explain how you determine that the uncollectibility of a loan balance is confirmed. Also:

    a. Disclose whether you charge-off a loan after the loan is a certain number of days delinquent.

    b. Disclose whether you charge-off a portion of nonperforming and impaired loans and whether you have revised these policies during the periods presented.

    c. Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific reserve.

    d. Disclose the amount of nonperforming and impaired loans at each balance sheet date for which you have recorded partial charge-offs and the amount charged-off.

    e. Clearly describe how partial charge-offs impact credit loss statistics and trends, especially the coverage ratio.

Note 5 – Loans and Allowance for Loan Loss, page 20

8. Please revise future filings to explicitly disclose the date or range of dates for which your loan risk rankings were updated. Refer to ASC 310-10-50-29(c).

9. We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

Note 7 – Foreclosed Assets, page 31

10. Please tell us in detail and revise future filings to describe the facts and circumstances related to real estate in judgment and subject to redemption. Specifically describe how and why the real estate can be redeemed, the amount that was redeemed during the periods presented and how you account for the real estate after it is redeemed.

March 31, 2011 Form 10-Q

Loans, page 10

11. Please revise future filings to disclose the amount of interest income recognized on impaired loans using a cash-basis method for each period presented. Refer to ASC 310-10-50-15(c)(3).

12. Please revise future filings to disclose the amount of interest income recognized on impaired loans that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

MD&A – Results of Operations – Net Interest Income, page 20

13. Due to the significance of net interest margin on your results of operations, please consider revising future interim filings to include a rate/volume analysis similar to the analysis on page 41 of your December 31, 2010 Form 10-K. We note Item 303(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant